Exhibit 99.2

São Paulo Bogotá Montevideo Santiago Second Quarter 2022 Earnings AUGUST 9, 2022

2 Disclaimer This presentation may contain forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . You can identify these forward - looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others . Forward - looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations . Forward - looking statements are based on our management’s beliefs and assumptions and on information currently available to our management . Forward - looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events . Such forward - looking statements are subject to various risks and uncertainties . Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent Form F - 1 and 424 (b) prospectus, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www . sec . gov . These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings . This presentation does not constitute an offer of any Patria Fund . We prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our subsidiaries or affiliates nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever . Results for the current reporting period are preliminary and unaudited . We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non - GAAP financial measures, together with their reconciliations, for the periods indicated . We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS . Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies .

3 Patria Reports Second Quarter 2022 Results “Patria continued to execute on both financial results and long - term strategic growth plans in the second quarter, despite the difficult backdrop across global financial markets. We remain on track for our 2022 Fee Related Earnings and fundraising targets, and we announced the acquisition of VBI as an important catalyst to building our Real Estate platform and permanent capital.” ALEX SAIGH CHIEF EXECUTIVE OFFICER AUGUST 9, 2022 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the second quarter ended June 30, 2022. Conference Call Patria will host its second quarter 2022 investor conference call via public webcast on August 9, 2022, at 9:00 a.m. ET. To register, please use the following link: https://edge.media - server.com/mmc/p/i7sv8ocm For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ About Patria Patria is a leading alternative investment firm focused on Latin America, with over 30 years of history and combined assets under management of $26.3 billion, and a global presence with offices in 10 cities across 4 continents. Patria aims to provide consistent returns in attractive long - term investment opportunities that allow for portfolio diversification through its Private Equity, Infrastructure, Credit, Public Equities and Real Estate products. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for society. Further information is available at www.patria.com Shareholder Relations Contacts JOSH WOOD PatriaShareholdersRelations@patria.com T: +1 917 769 - 1611 E: josh.wood@patria.com ANDRE MEDINA T: +1 345 640 - 4904 E: andre.medina@patria.com Dividend Patria has declared a quarterly dividend of $0.169 per share to record holders of common stock at the close of business on September 2, 2022. This dividend will be paid on September 16, 2022.

4 Patria Reports Second Quarter 2022 Results AUGUST 9, 2022

Patria's Second Quarter 2022 IFRS Results

- IFRS Net Income was US$15.9 million for 2Q22 and US$34.2 million YTD

(US$ in millions)	2Q21	2Q22	YTD 2Q21	YTD 2Q22
Revenue from management fees (1)	33.0	55.6	64.4	110.2
Revenue from incentive fees	-	0.1	0.0	0.1
Revenue from performance fees (2)	86.8	0.0	86.8	0.0
Revenue from advisory and other ancillary fees	-	0.9	-	2.0
Taxes on revenue (3)	(0.8)	(0.9)	(1.6)	(1.7)
Revenue from services	**119.0**	**55.6**	**149.6**	**110.6**
Personnel expenses (4)	(11.3)	(16.9)	(21.7)	(33.8)
Deferred Consideration (5)	-	(6.1)	-	(12.2)
Amortization of intangible assets (6)	(1.5)	(5.4)	(3.0)	(10.0)
Carried interest allocation	(30.4)	-	(30.4)	-
Cost of services rendered	**(43.1)**	**(28.4)**	**(55.1)**	**(56.0)**
Gross profit	**75.8**	**27.2**	**94.5**	**54.6**
Administrative expenses (7)	(3.8)	(8.7)	(6.2)	(15.9)
Other income/(expenses) (8)	-	(5.2)	(2.4)	(7.3)
Operating income and expenses	**72.0**	**13.4**	**85.9**	**31.3**
Operating income before net financial income/(expense)	**72.0**	**13.4**	**85.9**	**31.3**
Net financial income/(expense) (9)	0.2	2.1	(0.1)	6.7
Income before income tax	**72.2**	**15.6**	**85.8**	**38.1**
Income tax (10)	1.2	0.3	0.7	(3.9)
Net income for the period	**73.4**	**15.9**	**86.5**	**34.2**

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding.

See notes and definitions at end of document.

5

6 Highlights FRE of $62.9 mn YTD 2Q22 up 80% compared to YTD 2Q21… and on track to deliver our 2022 FRE guidance of 50% year - over - year growth $764 mn of capital inflows in 2Q22 and over … more than halfway to our fundraising target for the year $2.2 bn for the 1H22 Total AUM up 66 % YoY $650+ million deployed in our drawdown funds to drive continued fee revenue growth We announced the agreement to acquire FEAUM up 126 % YoY $0.44 … representing a 5+% annualized dividend yield 1 illustrating the expansion and diversification of our platform YTD 2Q22 … to anchor our real estate platform in Brazil and build our permanent capital AUM Notes : (1) Considers PAX price as of 30 - Jun - 22 . Annualized based on 1 H 22 . VBI DE per share $0.37 YTD 2Q22 Dividend per share

7 ▪ Total Assets Under Management (“AUM”) of $26.3 billion as of June 30, 2022, up 66% compared to one year ago ▪ Fee - Earning AUM (“FEAUM”) of $18.8 billion as of June 30, 2022, up 126% compared to one year ago ▪ Total Fundraising of $764 million in 2Q22 and $2.3 billion for the LTM ▪ Total Deployment of $655 million in 2Q22 and $1.5 billion for the LTM ▪ Total Realizations of $100 million in 2Q22 and $293 million for the LTM Patria’s Second Quarter 2022 Summary Financial Measures Key Business Metrics ▪ Fee Related Earnings (“FRE”) of $31.1 million in 2Q22, up 76% compared to 2Q21 ▪ Distributable Earnings (“DE”) of $29.2 million in 2Q22, compared to $74.2 million in 2Q21 which included the positive impact of Performance Related Earnings (“PRE”) of $56.4 million ▪ Net Accrued Performance Fees were $419 million as of June 30, 2022, compared to $503 million as of March 31, 2022 with the decrease driven primarily by currency depreciation, and up 28% from $326 million one year ago ▪ Declared quarterly dividend of $0.169 per common share payable on September 16, 2022 See notes and definitions at end of document

8 (US$ in millions) 2Q21 2Q22% Δ YTD 2Q21 YTD 2Q22% Δ Management Fees 33.0 55.6 68% 64.4 110.2 71% (+) Incentive Fees - 0.1 - 0.1 (+) Other Fee Revenues - 0.9 - 2.0 (–) Taxes on Revenues (1) (0.8) (0.9) (1.6) (1.7) Total Fee Revenues 32.2 55.6 73% 62.8 110.6 76% (–) Personnel Expenses (10.1) (15.7) 55% (20.5) (30.8) 51% (–) Administrative Expenses (3.8) (7.4) 95% (6.2) (13.9) 124% (–) Placement Fees Amortization and Rebates (2) (0.6) (1.4) 140% (1.2) (2.9) 144% Fee Related Earnings (FRE) 17.6 31.1 76% 34.9 62.9 80% FRE Margin (%) 55% 56% 56% 57% Realized Performance Fees (After-Tax) 86.8 - 86.8 - (–) Carried interest allocation and bonuses (3) (30.4) - (30.4) - Performance Related Earnings (PRE) 56.4 - 56.4 - (+) Net financial income/(expense) (4) 0.1 (0.8) (0.1) 4.0 Pre-Tax Distributable Earnings 74.2 30.3 91.2 66.9 (–) Current Income Tax (5) - (1.1) - (2.7) Distributable Earnings (DE) 74.2 29.2 91.2 64.2 DE per Share 0.54 0.20 0.67 0.44 Patria’s Second Quarter 2022 Earnings See notes and definitions at end of document . Totals may not add due to rounding . ▪ Distributable Earnings (“DE”) of $29.2 million in 2Q22, and $64.2 million YTD

9 Fee Related Earnings (“FRE”) See notes and definitions at end of document . Totals may not add due to rounding . 55% $17.6 million $31.1 million +76% 2Q 21 2Q22 56% FRE Margin ▪ 2Q22 FRE of $31.1 million was up 76% from 2Q21 ▪ 2Q22 Total Fee Revenues of $55.6 million were up 73% compared to 2Q21 ▪ FRE margin of 56% in 2Q22, similar to 55% in 2Q21, and slightly above our guidance for 2022 ▪ YTD 2Q22 FRE of $62.9 million was up 80% from the prior YTD period ▪ YTD 2Q22 Total Fee Revenues of $110.6 million were up 76% compared to the previous YTD period 56% $34.9 million $62.9 million +80% YTD 2Q 21 YTD 2Q22 57% FRE Margin

10 Net Accrued Performance Fees ▪ Net Accrued Performance Fees were $419 million on June 30, 2022, compared to $503 million on March 31, 2022, with the decreas e driven primarily by the appreciation of the U.S. dollar against local currencies ▪ Compared to one year ago, Net Accrued Performance Fees are up 28% from $326 million primarily driven by incremental gains fro m Infrastructure fund III and Private Equity fund VI ▪ The current Net Accrued Performance Fees equate to $2.85 per share See notes and definitions at end of document . Totals may not add due to rounding . 49 115 9 Net Accrued Performance Fees (US$ in millions) US$ 419 mn PE VI 1 PE V IS III Others 1 2Q22 Composition by Fund 1Q 22 2Q22 326 89 EoP FX US$/BRL 4.74 PE V (2015) PE VI (2019) IS III (2014) EoP FX US$/BRL 5.24 4 0 (21) Other Period Change in Balance by Fund (Vintage) (68) 245 IS IV 503 2Q 21 EoP FX US$/BRL 5.00 419

11 9.7 10.2 5.1 5.5 4.8 2.1 ▪ Total AUM of $26.3 billion as of June 30, 2022, up 66% compared to $15.8 billion one year ago ▪ LTM AUM increase driven primarily by the acquisitions of Moneda and VBI in addition to $2.3bn of inflows, partially offset by $1 .2bn of outflows and $890 million of currency impact ▪ Total AUM is comprised of Fair Value of Investments of $21.3 billion and Uncalled Capital of $5.0 billion as of June 30, 2022 Total Assets Under Management Credit Private Equity Infrastructure See notes and definitions at end of document . Totals may not add due to rounding . 2Q22 15.8 2Q21 26.3 66% Public Equities Real Estate Advisory & Distribution 0.3 0.5 0.3 1.4 (US$ in billions) + 1.0 7.6 3.3 4.6 2.1 1.3 2.4 US$ 21.3 bn 1.0 2.6 2.2 US$ 5.0 bn 0.1 Fair Value of Investments Uncalled Capital 2Q22 Fundraising Activity ▪ $ 764 million raised in 2Q22 across the platform ▪ Over $ 2.2 billion raised year to date putting us more than halfway towards our fundraising target for 2022 2.4 0.2

Portfolio Activity - Drawdown Funds

Total Deployment[1] ($mn) (Invested + Reserved)	2Q22	LTM 2Q22
Total	**655**	**1,460**
Private Equity	450	841
Infrastructure	199	504
Others	6	116

Valuation Impact ($mn) Increase (Decrease)	2Q22	LTM 2Q22
Total	**(525)**	**281**
Private Equity	(713)	(221)
Infrastructure	232	591
Others	45	(88)

Realizations ($mn)	2Q22	LTM 2Q22
Total	**30**	**205**
Private Equity	28	125
Infrastructure	-	45
Others	2	35

- $655 million of Total Deployment in 2Q22
  - $450 million deployed for the first thesis in our new vintage Private Equity fund
  - Approximately $200 million deployed from Infrastructure fund IV for the acquisition of 9 hydro power assets in Brazil
- Valuations for Private Equity in 2Q22 were negatively impacted by market volatility on public traded positions, partially offset by appreciation of the Infrastructure portfolio
- We are transitioning into a more significant harvesting phase in funds like Private Equity Fund V and Infrastructure Fund III, with the potential for increasing divestment activity in the 2H22 and 2023

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.
Notes: (i) *Total Deployment* represents the incremental capital invested or reserved in the period, as this reflects the most relevant activity driving fee revenue and the fundraising cycle. (ii) *Others* include Credit and Real Estate drawdown funds.

12

Fee Earning Assets Under Management

- Fee Earning AUM (FEAUM) of $18.8 billion up 126% from one year ago driven by deployment in our flagship funds and the addition of Moneda's platform
- Management Fees of $55.6 million in 2Q22 were up 68% compared to 2Q21 with more than 70% of current management fees denominated in U.S. dollars and not exposed to currency fluctuations
- At the end of 2Q22, there were $4.9 million of incentive fees accrued in eligible Moneda funds, which are generally realized at year end



Private Equity
Infrastructure
Credit
Public Equities
Real Estate
Advisory & Distribution
(US$ in billions)
126%
8.3
0.6
0.3
0.2
3.4
3.8
18.8
1.8
1.3
2.1
4.6
3.7
5.3
1Q21
1Q22
1.8
Pending FEAUM



2Q22 Mgmt. Fee Revenue Breakdown Per Strategy
US$ 55.6 mn
44%
23%
18%
9%
3%
3%



2Q22 Accrued Incentive Fees Breakdown Per Strategy
US$ 4.9 mn
1.0
3.9

Note: Patria's Fee Earning AUM reflects the basis that is generating management fees in the current reporting period. Since the flagship Private Equity and Infrastructure funds generally call for management fees semi-annually (in January and July), capital that is invested or reserved in Q1 and Q2 will begin to generate management fees in Q3, and likewise, capital invested or reserved in Q3 and Q4 will begin to generate management fees in Q1 of the following year. See notes and definitions at end of document.

13

Platform Overview by Asset Class

Asset Class	*FEAUM by Structure*			*Fee Basis*	*Duration*	*Currency Exposure Hard / Soft (%)*	*Effective Mgmt. Fee Rate*
Private Equity	**$5.3bn**	100%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	99% / 1%	1.9%
Infrastructure	**$3.7bn**	96%	Drawdown Funds	Hybrid: Committed/ Deployed Capital at Cost	Long-dated & Illiquid	85% / 15%	1.4%
		4%	Infrastructure Core	Net Asset Value	Listed Permanent Capital	0% / 100%	
Credit	**$4.6bn**	95%	Moneda Credit Funds	Net Asset Value	Listed closed-end funds with periodic limited liquidity	74% / 26%	0.8%
		5%	Patria Private Credit Fund	Net Asset Value	Long-dated & Illiquid	0% / 100%	
Public Equities	**$2.1bn**	94%	Moneda Equities Funds	Net Asset Value	Listed closed-end funds with periodic limited liquidity	0% / 100%	0.8%
		6%	Patria CEF (PIPE)	Net Asset Value	Evergreen fund with periodic limited liquidity	0% / 100%	
Real Estate	**$1.3bn**	41%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	63% / 37%	1.1%
		59%	REITs	Net Asset Value	Permanent Capital	0% / 100%	
Advisory & Distribution	**$1.8bn**	30%	Moneda Advisory Assets	Net Asset Value	Liquid	33% / 67%	0.3%
		70%	Moneda Distribution Partnership	Based on Underlying Fund	Long-dated & Illiquid	100% / 0%	
Total	**$18.8bn**					**72% / 28%**	**1.2%**

PATRIA

Note: *Currency Exposure Hard / Soft (%)* reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. *Effective Management Fee Rate* reflects the annualized management fee revenue divided by the average FEAUM for the most recent period. Real Estate *Effective Mgmt. Fee Rate* includes the proforma impact of 100% of VBI which will be effective at Patria's 50% ownership level beginning in 3Q22.

14

15 Total AUM Roll Forward Three Months Ended June 30, 2022 ($mn) Private Equity Infrastructure Credit Public Equities Real Estate Advisory & Distribution Total AUM 1Q22 11,628 5,559 5,308 2,519 411 2,214 27,639 Acquisitions 1 - - - - 1,032 - 1,032 Inflows 2 35 - 137 70 - 522 764 Outflows 3 (28) - (345) (49) (2) (271) (695) Valuation Impact (713) 235 (201) (268) (41) 42 (946) FX (764) (322) (108) (212) (30) (152) (1,589) Funds Capital Variation 4 61 38 7 - 3 - 110 AUM 2Q22 10,219 5,511 4,797 2,060 1,373 2,355 26,315 Twelve Months Ended June 30, 2022 ($mn) Private Equity Infrastructure Credit Public Equities Real Estate Advisory & Distribution Total AUM 2Q21 9,741 5,108 254 275 461 - 15,840 Acquisitions 1 - - 4,733 1,985 1,032 2,248 9,998 Inflows 2 1,085 - 392 203 - 583 2,263 Outflows 3 (125) (45) (497) (241) (8) (326) (1,242) Valuation Impact (221) 599 (86) (0) (75) (17) 200 FX (378) (144) (59) (161) (14) (134) (890) Funds Capital Variation 4 117 (8) 60 - (22) - 146 AUM 2Q22 10,219 5,511 4,797 2,060 1,373 2,355 26,315 See notes and definitions at end of document . Totals may not add due to rounding .

Total FEAUM Roll Forward

Twelve Months Ended June 30, 2022 ($mn)	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	Advisory & Distribution	*Total*
FEAUM 2Q21	**3,831**	**3,421**	**185**	**275**	**601**	**-**	**8,313**
Acquisitions[1]	-	-	4,733	1,978	888	1,991	**9,589**
Inflows[2]	1,651	369	335	203	6	125	**2,689**
Outflows[3]	(203)	(143)	(497)	(241)	(195)	(144)	**(1,423)**
Valuation Impact	(0)	6	(85)	10	(5)	(59)	**(134)**
FX and Other	1	18	(52)	(164)	9	(75)	**(262)**
FEAUM 2Q22	**5,281**	**3,672**	**4,618**	**2,061**	**1,303**	**1,837**	**18,773**

Three Months Ended June 30, 2022 ($mn)	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	Advisory & Distribution	*Total*
FEAUM 1Q22	**5,283**	**3,722**	**5,092**	**2,521**	**452**	**1,923**	**18,992**
Acquisitions[1]	-	-	-	-	888	-	**888**
Inflows[2]	3	3	179	70	-	63	**318**
Outflows[3]	-	-	(345)	(49)	(12)	(89)	**(494)**
Valuation Impact	0	4	(195)	(268)	2	17	**(440)**
FX and Other	(5)	(57)	(113)	(212)	(27)	(77)	**(491)**
FEAUM 2Q22	**5,281**	**3,672**	**4,618**	**2,061**	**1,303**	**1,837**	**18,773**

PATRIA

Notes: Patria's Fee Earning AUM reflects the basis that is generating management fees in the current reporting period. Since the flagship Private Equity and Infrastructure funds generally call for management fees semi-annually (in January and July), capital that is invested or reserved in Q1 and Q2 will begin to generate management fees in Q3, and likewise, capital invested or reserved in Q3 and Q4 will begin to generate management fees in Q1 of the following year. See notes and definitions at end of document. Totals may not add due to rounding.

16

Investment Performance - Drawdown Funds

(in Thousands, Except Where Noted)	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns	
Fund (Vintage)	Total (USD)	%	Value (USD)	Value (USD)	Value (USD)	Value (USD)	Gross MOIC (USD)	Net IRR (USD)	Net IRR (BRL)
Private Equity									
PE I (1997)	234,000	Divested	163,812	-	278,480	278,480	1.7x	4%	7%
PE II (2003)	50,000	Divested	51,648	-	1,053,625	1,053,625	20.4x	92%	75%
PE III (2007)	571,596	124%	625,415	12,983	1,182,853	1,195,836	1.9x	8%	19%
PE IV (2011)	1,270,853	117%	1,203,052	1,666,948	205,206	1,872,154	1.6x	5%	14%
PE V (2015)	1,807,389	101%	1,476,841	3,676,523	121,970	3,798,493	2.6x	24%	34%
PE VI (2019)	2,689,666	110%	1,222,157	1,664,882	24,883	1,689,765	1.4x	16%	17%
Total Private Equity ex. Co-Inv	**6,623,504**		**4,742,925**	**7,021,335**	**2,867,017**	**9,888,352**	**2.1x**	**13%**	**19%**
Co investments	745,010	100%	745,010	293,703	1,398	295,101	0.4x	n/m	n/m
Total Private Equity	**7,368,514**		**5,487,935**	**7,315,038**	**2,868,415**	**10,183,453**	**1.9x**	**15%**	**20%**
Infrastructure									
Infra II (2010)	1,154,385	102%	997,679	361,149	823,736	1,184,886	1.2x	0%	11%
Infra III (2014)	1,676,237	116%	1,305,508	1,998,398	585,705	2,584,103	2.0x	12%	24%
Infra IV (2019)	1,941,000	106%	374,711	565,049	-	565,049	1.5x	28%	30%
Total Infrastructure ex. Co-Inv	**4,880,211**		**2,786,487**	**2,924,597**	**1,563,266**	**4,487,863**	**1.6x**	**7%**	**18%**
Co investments	793,264	74%	588,333	351,326	439,629	790,955	1.3x	n/m	n/m
Total Infrastructure	**5,673,475**		**3,374,820**	**3,275,923**	**2,002,895**	**5,278,818**	**1.6x**	**6%**	**17%**
Real Estate/Agribusiness	**(BRL)**	**%**	**(BRL)**	**(BRL)**	**(BRL)**	**(BRL)**	**(BRL)**	**(USD)**	**(BRL)**
RE I (2004)	177,362	Divested	168,335	-	459,072	459,072	2.7x		24%
RE II (2009)	996,340	87%	1,019,377	127,876	1,064,367	1,192,243	1.2x		1%
RE III (2013)	1,310,465	86%	1,171,234	529,271	143,579	672,850	0.6x		-15%
Farmland (2018)	149,043	Divested	61,019	-	96,684	96,684	1.6x		14%
Co investments	1,107,668	100%	1,093,900	9,023	-	9,023	0.0x		-69%
Total Real Estate/Agri	**3,740,879**		**3,513,865**	**666,170**	**1,763,702**	**2,429,872**	**0.7x**		**-13%**

PATRIA

Note: Patria will report investment performance for funds/strategies with Total AUM equal or above $500 million. This table includes funds below that threshold given their disclosure in our reporting since the IPO. Going forward, new funds will be reported as they reach the $500 million threshold.

17

18 Investment Performance - Credit & Public Equities Note : Includes investment performance for primary funds of strategies with Total AUM of $ 500 million or more 1yr 3yr 5yr Since Incep. Latam Equities (2008) USD 804 363 -29.0% -5.6% -0.6% 1.7% Benchmark: Latam Equities Index -18.7% -6.2% -0.4% -0.7% 240 bps Chilean Equities (1994) CLP 1,006 568 12.3% -3.8% 0.5% 12.8% Benchmark: Chilean Equities Index 9.6% -4.4% -0.3% 9.3% 352 bps Latam High Yield (2000) USD 3,183 2,225 -0.6% 1.9% 4.1% 11.0% Benchmark: CEMBI Broad Div Latam HY -10.2% 0.0% 2.0% 7.0% 407 bps Latam Local Currency Debt (2009) USD 722 722 -6.6% -3.7% -1.6% 2.7% Benchmark: GBI Broad Div Latam -8.6% -4.1% -0.8% 1.6% 108 bps Excess Return Since Incept. Public Equities Credit Asset Class Strategy Functional Currency Strategy AUM (USD Mn) Primary Fund AUM (USD Mn) Compounded Annualized Net Returns

19 Reconciliations and Disclosures

Patria's Earnings – 5 Quarter View

(US$ in millions)	2Q21	3Q21	4Q21	1Q22	2Q22	YTD 2Q21	YTD 2Q22
Management Fees	33.0	38.2	42.1	54.6	55.6	64.4	110.2
(+) Incentive Fees	-	0.0	4.9	0.0	0.1	-	0.1
(+) Other Fee Revenues	-	-	0.7	1.1	0.9	-	2.0
(–) Taxes on Revenues (1)	(0.8)	(0.8)	(1.5)	(0.8)	(0.9)	(1.6)	(1.7)
Total Fee Revenues	**32.2**	**37.4**	**46.2**	**55.0**	**55.6**	**62.8**	**110.6**
(–) Personnel Expenses	(10.1)	(12.1)	(11.2)	(15.1)	(15.7)	(20.5)	(30.8)
(–) Administrative Expenses	(3.8)	(3.0)	(4.9)	(6.5)	(7.4)	(6.2)	(13.9)
(–) Placement Fees Amortization and Rebates (2)	(0.6)	(0.5)	(0.8)	(1.5)	(1.4)	(1.2)	(2.9)
Fee Related Earnings (FRE)	**17.6**	**21.8**	**29.3**	**31.9**	**31.1**	**34.9**	**62.9**
FRE Margin (%)	**55%**	**58%**	**63%**	**58%**	**56%**	**56%**	**57%**
Realized Performance Fees (After-Tax)	86.8	2.3	-	-	-	86.8	-
(–) Carried interest allocation and bonuses (3)	(30.4)	(0.8)	0.1	-	-	(30.4)	-
Performance Related Earnings (PRE)	**56.4**	**1.5**	**0.1**	**-**	**-**	**56.4**	**-**
(+) Net financial income/(expense) (4)	0.1	(0.7)	(0.2)	4.8	(0.8)	(0.1)	4.0
Pre-Tax Distributable Earnings	**74.2**	**22.6**	**29.2**	**36.7**	**30.3**	**91.2**	**66.9**
(–) Current Income Tax (5)	-	(0.1)	(1.6)	(1.7)	(1.1)	-	(2.7)
Distributable Earnings (DE)	**74.2**	**22.5**	**27.7**	**35.0**	**29.2**	**91.2**	**64.2**
DE per Share	**0.54**	**0.17**	**0.19**	**0.24**	**0.20**	**0.67**	**0.44**
Additional Metrics							
Total Assets Under Management	15,840	15,069	23,815	27,639	26,315	15,840	26,315
Fee-Earning Assets Under Management	8,313	9,236	17,930	18,992	18,773	8,313	18,773

PATRIA

See notes and definitions at end of document

20

Reconciliation of IFRS to Non-GAAP Measures

(US$ in millions)	2Q21	3Q21	4Q21	1Q22	2Q22	YTD 2Q21	YTD 2Q22
Management Fees	33.0	38.2	42.1	54.6	55.6	64.4	110.2
(+) Incentive Fees	-	0.0	4.9	0.0	0.1	-	0.1
(+) Other Fee Revenues	-	-	0.7	1.1	0.9	-	2.0
(–) Taxes on Revenues	(0.8)	(0.8)	(1.5)	(0.8)	(0.9)	(1.6)	(1.7)
Total Fee Revenues	**32.2**	**37.4**	**46.2**	**55.0**	**55.6**	**62.8**	**110.6**
(–) Personnel Expenses	(10.1)	(12.1)	(11.2)	(15.1)	(15.7)	(20.5)	(30.8)
(–) Administrative Expenses	(3.8)	(3.0)	(4.9)	(6.5)	(7.4)	(6.2)	(13.9)
(–) Placement Fees Amortization and Rebates	(0.6)	(0.5)	(0.8)	(1.5)	(1.4)	(1.2)	(2.9)
Fee Related Earnings (FRE)	**17.6**	**21.8**	**29.3**	**31.9**	**31.1**	**34.9**	**62.9**
Realized Performance Fees (After-Tax)	86.8	2.3	-	-	-	86.8	-
(–) Carried interest allocation and bonuses	(30.4)	(0.8)	0.1	-	-	(30.4)	-
Performance Related Earnings (PRE)	**56.4**	**1.5**	**0.1**	**-**	**-**	**56.4**	**-**
(+) Net financial income/(expense)	0.1	(0.7)	(0.2)	4.8	(0.8)	(0.1)	4.0
Pre-Tax Distributable Earnings	**74.2**	**22.6**	**29.2**	**36.7**	**30.3**	**91.2**	**66.9**
(–) Current Income Tax	-	(0.1)	(1.6)	(1.7)	(1.1)	-	(2.7)
Distributable Earnings (DE)	**74.2**	**22.5**	**27.7**	**35.0**	**29.2**	**91.2**	**64.2**
(-) Deferred Taxes (1)	1.2	0.9	(0.3)	(2.5)	1.4	0.7	(1.1)
(-) Amortization of intangible assets from acquisition (2)	(0.9)	(0.9)	(1.9)	(3.9)	(4.7)	(1.8)	(8.6)
(-) Long term employee benefits (3)	(1.1)	(0.9)	(0.8)	(1.8)	(1.2)	(1.3)	(3.0)
(-) Deferred and contingent consideration (4)	-	-	(2.3)	(7.0)	(7.0)	-	(13.9)
(-) IPO Expenses & other transaction costs (5)	0.0	(0.1)	(9.0)	(1.0)	(1.0)	(2.3)	(2.0)
(-) Warrant liability and trust account (6)	-	-	-	(0.2)	2.8	-	2.7
(-) Administrative expenses - SPAC (7)	-	-	-	-	(0.5)	-	(0.5)
(-) IPO Expenses and transaction costs - SPAC (7)	-	-	-	(0.4)	(3.2)	-	(3.6)
Net income for the period	**73.4**	**21.5**	**13.2**	**18.3**	**15.9**	**86.5**	**34.2**

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding.

See notes and definitions at end of document.

21

22 IFRS Balance Sheet Results Throughout this presentation all current period amounts are preliminary and unaudited . Totals may not add due to rounding . See notes and definitions at end of document . (US$ in millions) 12/31/2021 6/30/2022 (US$ in millions) 12/31/2021 6/30/2022 Assets Liabilities and Equity Cash and cash equivalents 15.3 16.4 Client funds payable (1) 78.2 53.7 Client funds on deposit (1) 78.2 53.7 Consideration payable on acquisition (10) 16.4 0.8 Short term investments (2) 151.9 325.4 Personnel and related taxes (11) 37.8 21.0 Accounts receivable (3) 97.1 80.1 Taxes payable 3.9 1.5 Project advances (4) 3.2 6.1 Carried interest allocation (12) 11.6 4.6 Other assets (5) 3.6 6.8 Derivative warrant liability (13) - 1.5 Recoverable taxes 3.2 4.4 Commitment subject to possible redemption (13) - 223.9 Other liabilities 8.4 6.9 Current Assets 352.5 492.9 Current liabilities 156.3 313.9 Accounts receivable 11.0 11.0 Consideration payable on acquisition (10) 27.8 42.6 Deferred tax assets 3.4 2.4 Personnel liabilities 5.3 1.2 Project advances 0.7 0.9 Other liabilities (8) 7.7 9.5 Other assets 3.2 3.1 Long term investments (6) 18.3 23.8 Non-current liabilities 40.8 53.3 Investments in associates (7) - 4.7 Property and equipment (8) 13.4 18.3 Capital 0.0 0.0 Intangible assets (9) 358.9 343.6 Additional paid-in capital 485.2 485.2 Performance Share Plan (14) 0.8 1.1 Non-current assets 408.9 407.8 Retained earnings 87.9 68.9 Cumulative translation adjustment (15) (9.6) (21.7) Equity attributable to the owners of the parent 564.3 533.5 Non-controlling interests - - Equity 564.3 533.5 Total Assets 761.4 900.7 Total Liabilities and Equity 761.4 900.7

23 Notes Notes to page 5 – Patria’s Second Quarter 2022 IFRS Results (1) Increase in management fee revenues from prior year due to an increase in capital deployed by Private Equity Fund VI and Infra IV, and management fees earned by acquired business (2) Performance fees determined in accordance with the funds offering documents, based on the expected value for which it is highly probable that a significant reversal will not occur (3) Taxes on revenue represent taxes charged directly on services provided in some of the countries where Patria operates (4) The increase is mainly due to additional personnel expenses from acquired business (5) Deferred consideration is accrued for services rendered during retention period of employees for acquired business (6) The increase is due to amortization of intangible assets (non - contractual customer relationships) on acquired business and associate (7) The increase is mainly due to additional administrative expenses and amortization of brands from acquired business and associates (8) Includes amortization/ accrual of IPO expenses related to the Initial Public Offering concluded on March 14 , 2022 of Patria Latin American Opportunity Acquisition Corp . (ticker PLAO), a Special Purposes Acquisition Company ("SPAC"), and other acquisition related transaction costs including unwinding of contingent consideration payable on acquired business (9) The increase in net financial income is mainly due to realized and unrealized gains from long - term investments and derivative warrants (10) Income tax includes both current and deferred tax expenses for the period Notes to pages 8 – Patria’s Second Quarter 2022 Earnings and 20 – Patria’s Earnings – 5 Quarter View (1) Taxes on revenue have been adjusted from the comparable line in our IFRS results to remove Taxes on Realized Performance Fees which are excluded from Patria’s Fee Related Earnings (2) Placement Fees Amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds (3) Performance fee payable to carried interest vehicle have been excluded from performance related earnings (4) Net financial income/(expense) excludes unrealized gains/(losses) on warranties issued by the SPAC and other net financial income/(expenses) on SPAC's Trust account (5) Current Income Tax represents tax expenses based on each jurisdiction’s tax regulations ; it is the Income tax discounted by the Deferred Tax Expenses

24 Notes Notes to page 10 – Net Accrued Performance Fees (1) Other includes Private Equity funds III, Infrastructure fund II and Moneda’s Alturas II Notes to page 12 – Portfolio Activity - Drawdown Funds (1) Total Deployment represents the incremental capital invested or reserved for investments in drawdown funds during the period Notes to page 15 – Total AUM Roll Forward 1) Acquisitions reflects the Total AUM for acquired entities as of the end of the quarterly period in which the transaction clos ed. Impacts to Total AUM in subsequent periods are reflected on the relevant roll forward line items 2) Inflows generally reflects fundraising activity in the period 3) Outflows generally reflects divestment activity in our drawdown funds, dividends, and redemption activity in funds that offer pe riodic liquidity 4) Funds Capital Variation generally reflects the change in cash - on - hand balances at the fund level during the period. This include s but is not limited to: ( i ) amounts called from limited partners which has not yet been invested, (ii) amounts received from asset sales which has not yet been d ist ributed to limited partners and (iii) amounts used to pay down capital call financing facilities Notes to page 16 – Total FEAUM Roll Forward 1) Acquisitions reflects the Fee Earning AUM for acquired entities as of the end of the quarterly period in which the transactio n c losed. Impacts to Fee Earning AUM in subsequent periods are reflected on the relevant roll forward line items 2) Inflows reflects increases in the management fee basis of our funds related to fundraising, new subscriptions, or deployment dep endent on the individual fee terms of each fund 3) Outflows reflects decreases to the management fee basis of our funds related to divestment activity or a contractual basis st epd own in drawdown funds, redemption activity in funds that offer periodic liquidity, and dividends in certain funds with fees based on NAV.

25 Notes Notes to Page 21 – Reconciliation of IFRS to Non - GAAP Measures (1) Deferred Taxes are temporary taxable differences mostly from non - deductible employee profit sharing expenses . (2) Amortization of businesses acquisition costs allocated to intangibles assets, such as contractual rights, customers relationship, and brands . (3) Expenses with equity - based compensation and long - term employee benefits from acquired businesses . Includes Officers’ Fund tracking shares, IPO's Share based incentive plan, and legacy Strategic Bonus from acquired business . (4) Expenses for acquisition costs accruals . ( i ) Deferred consideration is accrued over retention period of key management from acquired businesses . (ii) Contingent consideration is the fair value adjustment of the earn - out payable . (5) Non - recurring expenses associated with IPO and business acquisitions . (6) Unrealized gains and losses on warranties issued by the SPAC . (7) SPAC's expenses which are excluded from Distributable Earnings . Notes to Page 22 – IFRS Balance Sheet Results (1) Receivables and payables from and to clients, related to Moneda brokerage activities (2) The balance includes proceeds for PAX IPO, and proceeds held in a trust account by Patria Latin American Opportunity Acquisition Corp . (ticker PLAO), a Special Purposes Acquisition Company ("SPAC") (3) Current account receivable includes US $ 11 . 4 million of performance fees receivable (4) The movement reflects additional recoverable advances made for the development of new investments funds (5) The movement reflects working capital movements as needed for prepaid expenses and advances (6) The movement in Long - term investments includes changes in fair value in Patria Growth Capital Fund I FIP Multiestrategia ( StartSe ) (7) Reflects acquisition of investments in associates - Kamaroopin (8) The movement reflects additional right - of - use assets and lease liabilities recognized for the groups' global office locations (9) The movement reflects intangibles on acquisition of Kamaroopin . The impact of amortization on acquired brands and non - contractual customer relationships (Moneda and Kamaroopin ) (10) The payable amounts relate to acquisition costs for Moneda and Kamaroopin . Non - current liabilities include payables for Moneda contingent to the business performance over a specific period of time (11) The movement reflects the payment of 2021 employee profit - sharing and the accrual of 2022 employee profit - sharing and other long - term employee benefits (12) The outstanding amount reflects 35 % of performance fees receivable to be paid to a carried interest vehicle (13) Liabilities related to SPAC for warrants (ticker PLAOU) and redeemable SPAC Class A ordinary shares (PLAO) (14) Other reserves reflect the share - based incentive plan (15) The movement reflects the impact of exchange rates on assets and liabilities held in foreign currencies

26 Definitions • Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders . DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses) . DE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income . • Drawdown Funds are illiquid, closed - end funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10 - 14 years . • Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date . Management fees are based on “net asset value,” “adjusted cost of all unrealized portfolio investments,” “capital commitments,” or “invested capital” plus “reserved capital” (if applicable), each as defined in the applicable management agreement . • Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis . FRE is calculated as management, incentive and other fee revenues, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted to exclude the impacts of equity base compensation and non - recurring expenses . • Gross MOIC represents the Gross Multiple on Invested Capital and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital . • Incentive Fees are realized performance - based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments . • Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings . • Net IRR represents the cash - weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals . Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund . • Pending FEAUM refers to committed capital that is eligible to earn management fees but is not yet activated per the basis defined in the applicable management agreement . • Performance Related Earnings (PRE) refer to realized performance fees (net of related taxes) less realized performance fee compensation allocated to our investment professionals . We earn performance fees from certain of our drawdown funds, representing a specified allocation of profits generated on eligible third - party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund . • Total Assets Under Management (Total AUM) refers to the total capital funds managed or advised by us plus the investments directly made by others in the invested companies when offered by us as co - investments . In general, Total AUM equals the sum of ( i ) the fair value of the investments of each one of the funds and co - investments ; and (ii) uncalled capital, which is the difference between committed and called capital .